Tombstone Exploration Corporation

6529 E. Friess Drive

Scottsdale, AZ 85254

June 15, 2017

Mr. Rufus Decker, Accounting Branch Chief

Securities Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

1100 F Street N.E.

Washington, D.C. 20549

Re:	Tombstone Exploration Corporation
Form 20-F for the fiscal year ended December 31, 2015
Filed September 9, 2016 Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2015 Filed May 15, 2017 Response dated May 12, 2017
File No. 000-29922

Dear Mr. Decker,

Tombstone Exploration Corporation, a Nevada corporation (the “Company”), has received and reviewed your letter of May 22, 2017 (the “Comment Letter”), pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”).

 The purpose of this letter is to confirm receipt of the Comment Letter and to further confirm that the Company is having its Fiscal Year 2013 financial statements re-audited in order to provide the required auditor report requested in the Comment Letter. Currently, a response is anticipated to be completed and filed by July 12th, 2017. Should the audit require additional time, we will notify you as soon as practicable. Additionally, the Company anticipates filing its 2016 20-F as soon as practicable.

  Please do not hesitate to contact us if you have any questions or comments in regard to this letter or the information contained herein. We appreciate your time and consideration in this matter.

Sincerely,

/s/Alan Brown

Alan Brown

Chief Executive Officer